SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

12 May 2017

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Rio Tinto plc and Rio Tinto Limited (together, “Rio Tinto”) each acknowledge and agree that the information in this Form 6-K shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and may, subject to compliance with relevant rules and regulations, be incorporated by reference into subsequent filings made by either Rio Tinto plc or Rio Tinto Limited with the Commission.

Notice

Rio Tinto has prepared this notice to clarify certain disclosures made by it in the context of the Annual Report on Form 20-F on page 11 filed with the Commission on March 2, 2017 relating to the payment of dividends to the Iranian Foreign Investments Company (IFIC) arising out of Rio Tinto’s Rössing Uranium Limited (Rössing) operations:

To confirm, IFIC was not paid any portion of the dividends declared by Rössing in March and August 2016. Approximately US$13.6 million (representing IFIC’s portion of the dividends declared in 2016) was deposited into a restricted bank account in Namibia held in favour of IFIC since 2008. All dividends held in the restricted bank account in Namibia remain inaccessible to IFIC at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Steve Allen	By /s/ Steve Allen
Name Steve Allen	Name Steve Allen
Title Company Secretary	Title Joint Company Secretary

Date 12 May 2017	12 May 2017